Don Felice

Special Counsel

T. 215-979-3884

F. 215-988-4320

dfelice@mccarter.com

McCarter & English, LLP

BNY Mellon Center

1735 Market Street - Suite 700

Philadelphia, PA 19103-7501

T. 215.979.3800

F. 215.979.3899

www.mccarter.com

BOSTON

HARTFORD

STAMFORD

NEW YORK

NEWARK

EAST BRUNSWICK

PHILADELPHIA

WILMINGTON

WASHINGTON, DC

June 24, 2015

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Post Effective Amendment No. 72

Dear Mr. Gregory:

This correspondence is being provided to you in response to your additional comments (“Staff Comments”) communicated during our telephone conversation of June 10, 2015 with respect to Post Effective Amendment No. 72 to Registrant’s Registration Statement filed on April 17, 2015.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

Prospectus

1.	In Registrant’s original response regarding the Annual Operating Expenses table, you noted a typographical error in the presentation of your comment where it should have referred to Acquired Fund Fees and Expenses in excess of 0.01.

Response: Registrant acknowledges the error – the comment should use the threshold of 0.01%.

2.	You requested that Registrant clarify in the prospectus whether ESG screens will be applied by the primary investment adviser, the Specialist Managers, or both.

Response: The disclosure will be revised as requested.

June 24, 2015

3.	You clarified your comment regarding “Purchases and Redemptions – Purchasing Shares of the Portfolio,” asking that Registrant consider explicitly noting that the NYSE closes earlier than 4pm on some days.

Response: The disclosure will be revised as requested.

SAI

1.	With respect to your prior comment to the effect that it may not be appropriate to state that the 15% limit on illiquid securities will be computed at the time of purchase, you again suggested that Registrant should consider additional disclosure regarding any corrective measures that will be employed to maintain the 15% threshold.

Response: Registrant continues to believe that the restriction, as currently stated, accurately states both applicable law and the Portfolio’s policy. In addition to the precedent noted in our earlier response (“Revisions of Guidelines to Form N-1A,” Investment Company Act Release No. 18612 (March 20, 1992)), Registrant notes that the Commission Staff’s 1992 position on the matter as expressed in the release cited above was recently re-affirmed in IM Guidance Update No. 2014-01 (January, 2014) at Note 1.

2.	With respect to the “Portfolio Holdings” disclosure on page 33, you requested that Registrant more explicitly note whether there are prohibitions on service providers’ trading based on confidential information.

Response: The disclosure will be revised as requested

Very truly yours,

Don Felice